Mail Stop 3561

January 26, 2007

Mr. Kevin Greer
Chief Financial Officer
Spectre Gaming, Inc.
14200 23rd Avenue N.
Minneapolis, MN 55447

Re: **Spectre Gaming, Inc.**
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-137751
Filed January 18, 2007

Dear Mr. Greer,

We have reviewed your responses to the comments in our letter dated October 27, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. While we note your response to prior comment 2, given the nature and size of your transaction, this appears to be an indirect primary offering. Please revise your registration statement appropriately or advise as to how you intend to comply with our guidance regarding indirect primary offerings.

Summary

Our Company, page 1

2. Your revised disclosure indicates that without additional financing, your management believes that you will not have cash sufficient to continue operations through January 2007. Please update this information in your next amendment and make corresponding changes throughout the filing as necessary.

3. While we note the revisions you have made in response to prior comment 9, please further revise the language here and in your business section regarding "Eight Liner/Video Poker" to remove your statement indicating that the current market has little connection to "legitimate" gaming-device manufacturers.

Description of Business, page 21

4. While we note your response to prior comment 21, your updated financial statements indicate that for both the three and nine months ended September 30, 2006, five customers made up 100% of your revenues. Based on this information, it appears that even in your new line of business, you are dependent on a few major customers. Accordingly, please revise to provide the information required by Item 101(b)(6) of Regulation S-B.

Selling Shareholders, page 41

5. While we note the revisions you have made in response to prior comment 27, please further revise to ensure that you name each individual who holds <u>voting or investment control</u> with respect to the shares being offered by legal entities. Information regarding beneficial ownership only should be expanded accordingly.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3454 with any questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (612) 672-8397
Mr. William Mower, Esq.
Maslon Edelman Borman & Brand, LLP